UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(l) or 13(e)(l)
of the Securities Exchange Act of 1934
(Amendment No. 1)

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CALLIDITAS THERAPeUTICS ab
(Name of Subject Company (Issuer))

________________________

ASAHI KASEI CORPORATION
(Offeror)

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Common Shares (“Shares”), quota value SEK 0.04 per Share

American Depositary Shares (“ADSs”), each representing two Common Shares, quota value SEK 0.04 per Share
(Title of Class of Securities)

13124Q1061
(CUSIP Number of Class of Securities)

________________________

Shinichiro Haga
Lead Executive Officer and Senior General Manager, Corporate Strategy
1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan 100-0006
+81-3-6699-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

________________________

Copies to:

Benet J. O’Reilly, Esq.
Adam J. Brenneman, Esq.
Kimberly R. Spoerri, Esq.
Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule l 4d-l.
☐ issuer tender offer subject to Rule l3e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule l3D under Rule l3d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule l3e-4(i) (Cross-Border Issuer Tender Offer)
☒ Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

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1        No CUSIP number exists for the underlying Common Shares, as the Common Shares are not traded in the United States. The CUSIP number 13124Q106 is only for the American Depositary Shares representing Common Shares.

This Amendment No. 1 (this “Amendment”) amends and supplements the Offer to Purchase on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2024 by Asahi Kasei Corporation, a Japanese corporation (“Buyer” or the “Offeror”), in relation to its tender offer to purchase all of the outstanding common shares, quota value SEK 0.04 per share, held by U.S. Persons (the “Shares”) and all of the outstanding American Depositary Shares, each representing two common shares, quota value SEK 0.04 per share, whether or not held by U.S. Persons (the “ADSs” and, together with the Shares, the “Offer Securities”) of Calliditas Therapeutics AB, a company incorporated under the laws of Sweden (“Calliditas” or the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 18, 2024 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(a), and in the related Letter of Transmittal for ADSs (the “ADS Letter of Transmittal”) and Acceptance Form for Shares (the “Acceptance Form for Shares”, which, together with the Offer to Purchase, the ADS Letter of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “U.S. Offer”), copies of which are attached to the Schedule TO as Exhibit (a)(1)(B) and Exhibit (a)(1)(C), respectively. The U.S. Offer is being made in conjunction with an offer by Buyer in Sweden directed to holders of Shares, but not holders of ADSs (the “Swedish Offer,” and together with the U.S. Offer, the “Offers”).

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Item 7.            Source and Amount of Funds or Other Consideration.

Item 7(b) of the Schedule TO is hereby amended and restated in its entirety to read as follows:

“Conditions. None.”

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following struck through language is removed from sixth full paragraph on page ii of the Offer to Purchase:

To the extent permissible under Rule 14e-5 of the Securities Exchange Act of 1934 and any other applicable law or regulation, Buyer and its respective affiliates and brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, directly or indirectly, Offer Securities or other securities of the Company in the open market, in privately-negotiated purchases or otherwise ~~and plans to consider or explore one or more corporate transactions involving the Company outside of the United States~~, other than pursuant to the Offers, before, during or after the period during which the Offers remain open for acceptance. This information will be disclosed in the U.S. through the Schedule TO, Schedule 13D or any amendment thereto filed with the Securities and Exchange Commission (the “SEC”), and available for free at the SEC’s website at www.sec.gov.

The following bold and underlined language is added to the answer to the question titled “Can Buyer reduce or otherwise waive the Minimum Tender Condition?” under the section titled “Questions and Answers About the U.S. Offer” on page 6 of the Offer to Purchase:

In the event that Buyer chooses to acquire Shares and ADSs representing less than 90% but greater than 50% of the Shares (on a fully diluted basis), including if Buyer chooses, in its sole discretion, to reduce or waive the Minimum Tender Condition and consummate the Offers subject to applicable law (including, in the event such reduction constitutes a material change to the terms of the U.S. Offer, following dissemination of additional tender offer materials and extension of the U.S. Offer for a minimum of five (5)-business days from the date the material change is first published, sent or given to the Company shareholders), then Buyer would hold a majority of the outstanding equity interests in the Company but Chapter 22 of the Swedish Companies Act would not be available to Buyer to effect the Compulsory Redemption and the non-tendering shareholders would continue to hold their Shares as minority shareholders and would have any rights granted to minority shareholders under applicable Swedish law. See Section 13—“Purpose of the Offer; Plans for the Company.” At any time after the Offer being declared unconditional,

Buyer intends to effectuate, or cause to be effectuated, the termination of the ADS facility and the delisting of the ADSs from Nasdaq and if the Compulsory Redemption occurs, we intend to cause the ADSs to be deregistered under the Exchange Act, in each case to the extent allowed under applicable law, as discussed in Section 14—“Certain Effects of the Offers”. Buyer is under no obligation to reduce or waive the Minimum Tender Condition and may elect, in its sole discretion, to permit the Offers to expire without consummating the Offers.

The following bold and underlined language is added to the first paragraph in the answer to the question titled “Until what time may I withdraw previously tendered Offer Securities?” on page 8 of the Offer to Purchase:

You may withdraw your previously tendered Offer Securities prior to the Expiration Time. In accordance with Section 14(d)(5) of the Exchange Act, a shareholder or ADS holder that has tendered Offer Securities may withdraw any or all of those Offer Securities at any time before the Expiration Time, by communicating its request to withdraw its Offer Securities in the manner described in Section 4—“Withdrawal Rights”. Pursuant to Section 14(d)(5) of the Exchange Act, Offer Securities may also be withdrawn at any time after September 16, 2024, which is the 60th day after the date of the commencement of the U.S. Offer, unless prior to that date Buyer has accepted for payment the Offer Securities validly tendered in the U.S. Offer. If Buyer elects, in its sole discretion, to provide for a subsequent offering period following announcement of the results of the tender offer and payment for tendered securities, in accordance with Rule 14d-7(a)(2) of the Exchange Act, you will have no withdrawal rights with respect to any Offer Securities you tender in such subsequent offering period, as described in Section 4—“Withdrawal Rights”.

The following bold and underlined language is added to the second full paragraph in the answer to the question titled “If the Offers are completed, will the Company continue as a publicly traded company?” under the section titled “Questions and Answers About the U.S. Offer” on page 10 of the Offer to Purchase:

In the event that Buyer chooses to acquire Shares and ADSs representing less than 90% but greater than 50% of the Shares (on a fully diluted basis), including if Buyer chooses, in its sole discretion, to reduce or waive the Minimum Tender Condition and consummate the Offers subject to applicable law (including, in the event such reduction constitutes a material change to the terms of the U.S. Offer, following dissemination of additional tender offer materials and extension of the U.S. Offer for a minimum of five (5)-business days from the date the material change is first published, sent or given to the Company shareholders), then Buyer would hold a majority of the outstanding equity interests in the Company but Chapter 22 of the Swedish Companies Act would not be available to Buyer to effect the Compulsory Redemption and the non-tendering shareholders would continue to hold their Shares as minority shareholders and would have any rights granted to minority shareholders under applicable Swedish law. See Section 13—“Purpose of the Offer; Plans for the Company.” Buyer is under no obligation to reduce or waive the Minimum Tender Condition and may elect, in its sole discretion, to permit the Offers to expire without consummating the Offers. At any time after the Offer being declared unconditional, Buyer intends to effectuate, or cause to be effectuated, the termination of the ADS facility and the delisting of the ADSs from Nasdaq to the extent allowed under applicable law, as discussed in Section 14—“Certain Effects of the Offers”.

The following bold and underlined language is added to the second and third full paragraphs in the answer to the question titled “If I decide not to tender, how will the Offers affect my Shares or ADSs?” under the section titled “Questions and Answers About the U.S. Offer” on page 11 of the Offer to Purchase:

If, at the Expiration Time, the Shares and ADSs tendered in the Offers represent less than 90% of the Shares (on a fully diluted basis), Buyer may, in its sole discretion, elect to either (i) terminate or withdraw the Offers without accepting any validly tendered and not properly withdrawn Shares or ADSs or (ii) waive or decrease the threshold percentage required to meet the Minimum Tender Condition to a percentage lower than 90% and consummate the Offers for the Shares and ADSs validly tendered and not properly withdrawn subject to applicable law (including, in the event such reduction constitutes a material change to the terms of the U.S. Offer, following dissemination of additional tender offer materials and extension of the U.S. Offer for a minimum of five (5)-business days from the date the material change is first published, sent or given to the Company shareholders). Buyer is under no obligation to reduce or waive the Minimum Tender Condition and may elect, in its sole discretion, to permit the Offers to expire without consummating the Offers if the Minimum Tender Condition is not met. In the event that Buyer chooses, in its sole discretion, to consummate the Offers under circumstances resulting in Buyer owning Shares and ADSs representing less than 90% of the Shares (on a fully diluted basis), Buyer may, but is not obligated to, provide for a subsequent offering period (see the description in the Summary Term Sheet under the heading “Will there be a subsequent offering period?”), subject to applicable law. Buyer may also provide for a subsequent offering period in the event that the Minimum Tender Condition is met in order to enable any remaining shareholders who did not previously tender to tender their Shares.

In the event that Buyer chooses to acquire Shares and ADSs representing less than 90% but greater than 50% of the Shares (on a fully diluted basis), including if Buyer chooses, in its sole discretion, to reduce or waive the Minimum Tender Condition and consummate the Offers subject to applicable law (including, in the event such reduction constitutes a material change to the terms of the U.S. Offer, following dissemination of additional tender offer materials and extension of the U.S. Offer for a minimum of five (5)-business days from the date the material change is first published, sent or given to the Company shareholders), then (i) Buyer would hold a majority of the outstanding equity interests in the Company but Chapter 22 of the Swedish Companies Act would not be available to Buyer to effect the Compulsory Redemption and the non-tendering shareholders would continue to hold their Shares as minority shareholders and would have any rights granted to minority shareholders under applicable Swedish law and (ii) the Company would qualify as a “controlled company” under the Nasdaq listing rules such that Buyer would be able to, and Buyer currently expects that it would, subject to and in accordance with Swedish law, elect all of the directors of the Company Board. See Section 13—“Purpose of the Offers; Plans for the Company” and see Section 14—“Certain Effects of the Offers”.

The following struck through language is removed from the fifth full paragraph on page 14 of the Offer to Purchase:

To the extent permissible under Rule 14e-5 of the Exchange Act and any other applicable law or regulation, Buyer and its respective affiliates and brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, directly or indirectly, Offer Securities or other securities of the Company in the open market, in privately-negotiated purchases or otherwise ~~and plans to consider or explore one or more corporate transactions involving the Company outside of the United States~~, other than pursuant to the Offers, before, during or after the period during which the Offers remain open for acceptance. This information will be disclosed in the U.S. through the Schedule TO, Schedule 13D or any amendment thereto filed with the SEC, and available for free at the SEC’s website at www.sec.gov.

The following bold and underlined language is added to the tenth and thirteenth full paragraphs under the sub-heading titled “Terms of the U.S. Offer.” under the section titled “The U.S. Offer” on page 16 of the Offer to Purchase:

If, at the Expiration Time, the Shares and ADSs tendered in the Offers represent less than 90% of the Shares (on a fully diluted basis), Buyer may, in its sole discretion, elect to either (i) terminate or withdraw the Offers without accepting any validly tendered and not properly withdrawn Shares or ADSs or (ii) waive or decrease the threshold percentage required to meet the Minimum Tender Condition to a percentage lower than 90% and consummate the Offers for the Shares and ADSs validly tendered and not properly withdrawn, subject to applicable law (including, in the event such reduction constitutes a material change to the terms of the U.S. Offer, following dissemination of additional tender offer materials and extension of the U.S. Offer for a minimum of five (5)-business days from the date the material change is first published, sent or given to the Company shareholders). Buyer is under no obligation to reduce or waive the Minimum Tender Condition and may elect, in its sole discretion, to permit the Offers to expire without consummating the Offers if the Minimum Tender Condition is not met. In the event that Buyer chooses, in its sole discretion, to consummate the Offers under circumstances resulting in Buyer owning Shares and ADSs representing less than 90% of the Shares (on a fully diluted basis), Buyer may, but is not obligated to, provide for a subsequent offering period (see the description in the Summary Term Sheet under the heading “Will there be a subsequent offering period?”), subject to applicable law. Buyer may also provide for a subsequent offering period in the event that the Minimum Tender Condition is met in order to enable any remaining shareholders who did not previously tender to tender their Shares.

In the event that Buyer chooses to acquire Shares and ADSs representing less than 90% but greater than 50% of the Shares (on a fully diluted basis), including if Buyer chooses, in its sole discretion, to reduce or waive the Minimum Tender Condition and consummate the Offers subject to applicable law (including, in the event such reduction constitutes a material change to the terms of the U.S. Offer, following dissemination of additional tender offer materials and extension of the U.S. Offer for a minimum of five (5)-business days from the date the material change is first published, sent or given to the Company shareholders), then (i) Buyer would hold a majority of the outstanding equity interests in the Company but Chapter 22 of the Swedish Companies Act would not be available to

Buyer to effect the Compulsory Redemption and the non-tendering shareholders would continue to hold their Shares as minority shareholders and would have any rights granted to minority shareholders under applicable Swedish law and (ii) the Company would qualify as a “controlled company” under the Nasdaq listing rules such that Buyer would be able to, and Buyer currently expects that it would, subject to and in accordance with Swedish law, elect all of the directors of the Company Board. See Section 13—“Purpose of the Offers; Plans for the Company”.

The following bold and underlined language is added to the third paragraph under the sub-heading titled “Withdrawal Rights.” under the section titled “The U.S. Offer” on page 21 of the Offer to Purchase:

Offer Securities tendered pursuant to the U.S. Offer may be withdrawn at any time prior to the Expiration Time. Offer Securities may also be withdrawn at any time after September 16, 2024, which is the 60th day after the date of the commencement of the U.S. Offer, unless prior to that date Buyer has accepted for payment the Offer Securities validly tendered in the U.S. Offer. Although Buyer does not intend to provide any subsequent offering periods under the U.S. Offer, if Buyer elects, in its sole discretion, to provide for a subsequent offering period in accordance with the requirements of Rule 14d-1(d)(2)(v) of the Exchange Act, under such “Tier II” exemption, withdrawal rights with respect to the U.S. Offer will not be available during the period following the expiration of the U.S. Offer and prior to the commencement of the subsequent offering period.

The following bold and underlined language is added to the last full paragraph under the sub-heading titled “Withdrawal Rights.” under the section titled “The U.S. Offer” on page 21 of the Offer to Purchase:

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Buyer, in its sole discretion, whose determination will be final and binding upon the tendering party, subject to the tendering party’s right to challenge Buyer’s determination in a court of competent jurisdiction. None of Buyer, the Company, the Tender Agents, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The following bold and underlined language is added to, and the following struck through language is removed from, the third, fourth and fifth full paragraph under the sub-heading titled “Conditions to the Offers.” under the section titled “The U.S. Offer” on page 33 of the Offer to Purchase:

Buyer reserves the right to withdraw the Offers in the event that it is clear that any of the above conditions is not satisfied or cannot be satisfied. However, with regard to the conditions set out in items (ii)-(vii) above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Buyer’s acquisition of Calliditas or if it is approved by the Swedish Securities Council. Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Buyer, Buyer will undertake to promptly notify the Company’s securityholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer by an amendment to this Offer to Purchase. ~~Any determination that an Offer Condition will be waived or has not been satisfied will be promptly disclosed to Calliditas securityholders by an amendment to this Offer to Purchase.~~

Buyer expressly reserves the right to waive or make any other changes to the terms and conditions of the Offers.

The Offer Conditions are for the benefit of Buyer and may be waived (where permitted by applicable law) by Buyer in whole or in part at any time or from time to time prior to the Expiration Time. The failure by Buyer at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time in accordance with applicable law. Any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Buyer, Buyer will undertake to promptly notify the Company’s securityholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer by an amendment to this Offer to Purchase. In accordance with Rule 14d-6(c) of the Exchange Act, any material change in information provided or sent to the Company’s securityholders will be promptly disclosed to such shareholders by an amendment to this Offer to Purchase.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024

Asahi Kasei Corporation
By:	/s/ Shinichiro Haga
Name:	Shinichiro Haga
Title:	Attorney-in-Fact pursuant to Power of Attorney attached to the Schedule TO